Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor

New York, NY 10017

October 19, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Bridger Aerospace Group Holdings, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-275051)

Withdrawal of Request for Acceleration

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 17, 2023, in which we, as representative of the several underwriters of the Registrant’s proposed public offering, joined the Registrant’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 19, 2023, at 5:00 p.m., Eastern Time. The Registrant is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Craig M. DeDomenico
Name:	Craig M. DeDomenico
Title:	Managing Director